May 12, 2008
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry L. Greene, Esq.

Re:	Allied Capital Corporation Registration Statement on Form N-2 File No. 333-150006
Dear Mr. Greene:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Allied Capital Corporation hereby requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on May 13, 2008, at 3:00 p.m., or as soon thereafter as practicable.

Allied Capital Corporation

By:	/s/ Miriam G. Krieger
Name:	Miriam G. Krieger
Title:	Senior Vice President

1919 Pennsylvania Avenue, NW     |     Washington, DC 20006-3434     |     202.331.1112     |     202.659.2053 Fax     |     www.alliedcapital.com